Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

July 30, 2015

VIA EDGAR

Valerie Lithotomos

Office of Filings, Information & Consumer Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Form N-14 for Eaton Vance Growth Trust (the “Registrant”)

(1933 Act File No. 333-205456)

Dear Ms. Lithotomos:

This letter responds to comments you provided in our telephonic discussion on July 15, 2015, in connection with your review of the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), filed on behalf of the Registrant on July 2, 2015.  The Registration Statement was filed in connection with the proposed reorganization in which Eaton Vance Atlanta Capital SMID-Cap Fund (the “Acquiring Fund’), a series of the Registrant, will acquire all of the assets of Eaton Vance Atlanta Capital Horizon Growth Fund (the “Acquired Fund”), a series of Eaton Vance Mutual Funds Trust in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (the “Reorganization”).  We have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant proposes to address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act.

1.

Comment:  Please confirm that the Registrant will file a formal tax opinion following the completion of the Reorganization and include a “form of” tax opinion on a going forward basis.

Response:  The Registrant confirms that a “form of” tax opinion will be filed in a post-effective amendment to the Registration Statement filed pursuant to Rule 485(b) under the Securities Act and confirms that a “form of” tax opinion will be included in the pre-effective N-14 filings going forward.  The Registrant also confirms that it will undertake to file the official tax opinion following the completion of the Reorganization.

2.

Comment:  Please confirm that both the Eaton Vance Growth Trust and the Eaton Vance Mutual Funds Trust are Massachusetts business trusts.

Response:  The Registrant confirms that both Eaton Vance Growth Trust and Eaton Vance Mutual Funds Trust are organized as Massachusetts business trusts.

3.

Comment:  Please confirm that there will be no sale of assets of the Acquired Fund in anticipation of the Reorganization.

Response:  The Registrant confirms that the portfolio managers of the Acquired Fund do not intend to sell assets in anticipation of the Reorganization but may sell assets prior to the Reorganization in the normal course of business.

4.

Comment:  Please confirm that the expense table example reflects accurate figures for Class B shares of the Acquired Fund for the 1-, 3- and 5-year periods.

Response:  The Registrant confirms that the example shown for Class B shares of the Acquired Fund for the 1-, 3- and 5-year periods are accurate.  The Registrant has reviewed the figures supplied by the Securities and Exchange Commission (the “SEC”).  It appears that the SEC calculated such figures by multiplying the applicable Contingent Deferred Sales Charge (“CDSC”) percentage against the value of the $10,000 initial investment including annual return.  However, pursuant to Item 3 of Form N-1A, the CDSC is charged on the lower of the initial purchase price or net asset value at redemption.  The Registrant therefore calculates the CDSC portion of the expense by multiplying the applicable CDSC percentage against the value of the $10,000 initial investment not including annual return.  Additional back up for the Registrant’s calculations is available upon request.

5.

Comment:  Please disclose in the section “Tax Consequences” the estimated realized gain or loss in the aggregate and on a per share basis assuming the Reorganization had occurred on June 30, 2015.

Response:  The requested disclosure has been added and is provided as Item 1 on the attached Appendix A.

6.

Comment:  Please provide pro forma capitalization figures as of a date within 30 days of the initial filing of the N-14.

Response:  The pro forma capitalization figures have been updated to be as of June 30, 2015 and are provided as Item 2 on the attached Appendix A.

7.

Comment:  Please confirm that the disclosure regarding adjournment of the special meeting of shareholders complies with Rule 14a-4(c)(7).

Response:  The Registrant confirms that the disclosure regarding adjournment of the special meeting of shareholders complies with Rule 14a-4(c)(7).  The Registrant submits that any adjournment of the meeting called for by the persons names as proxies is a “matter incident to the conduct of the meeting” in accordance with Rule 14a-4(c)(7) and such adjournment, if necessary, will be called in accordance with the best judgment of the persons named as proxies.  Pursuant to applicable fund organization documents and state law, proxies have been authorized to call for an adjournment of a meeting for the reasons outlined in the prospectus/proxy statement.

Tandy Representation:

The Registrant is responsible for the adequacy and accuracy of the disclosure in each respective filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the filings.  Lastly, the Registrant acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws.

Please contact the undersigned at (617) 672-8879 or Katherine Campbell at (617) 672-8117 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Katy D. Burke

Katy D. Burke, Esq.

Vice President

cc:  Lauren Hamilton

Appendix A

Item 1.

Tax Consequences.  Horizon Growth Fund expects to obtain an opinion of counsel that the Reorganization will be tax-free for federal income tax purposes.  As such, Horizon Growth Fund’s shareholders will not recognize a taxable gain or loss on the receipt of shares of SMID-Cap Fund in liquidation of their interest in Horizon Growth Fund.  Their tax basis in SMID-Cap Fund shares received in the Reorganization will be the same as their tax basis in Horizon Growth Fund shares surrendered, and their holding period in SMID-Cap Fund shares received will include their holding period in Horizon Growth Fund shares.  As of September 30, 2014 neither Fund had any capital loss carryforwards.  The portfolio managers of the Portfolio currently expect to sell a substantial portion of the securities acquired from Horizon Growth Fund and invest the proceeds in stocks currently held by the Portfolio.  Had these sales occurred on June 30, 2015, the gain incurred by SMID-Cap Fund would have been approximately $6,545,561 resulting in a distribution of approximately $.0278 per share, which would, in certain circumstances, have accelerated the timing of the recognition of taxable gains by shareholders receiving the distribution. This information is being provided for informational purposes only and the actual gain (or loss) and resulting distribution, if any, to fund shareholders is dependent on market conditions and other factors and the amount is likely to change.

Item 2.

Capitalization.  The following table (which is unaudited) sets forth the capitalization of Horizon Growth Fund and SMID-Cap Fund as of June 30, 2015 and on a pro forma basis as of that date giving effect to the proposed acquisition of assets of Horizon Growth Fund at net asset value.

	Net Assets	Net Asset Value per Share	Shares Outstanding
Horizon Growth Fund
Class A	$22,093,725	$15.11	1,461,969
Class B	1,461,158	13.02	112,215
Class C	7,750,331	13.01	595,777
Class I	1,879,479	15.29	122,927
Total	$33,184,693		2,292,888

SMID-Cap Fund
Class A	$ 1,436,053,125	$25.43	56,462,526
Class C	239,484,162	24.32	9,848,264
Class I	4,172,928,442	27.51	151,661,716
Class R	207,664,376	25.06	8,285,984
Class R6	207,855,408	27.55	7,545,438
Total	$6,263,985,513		233,803,928

	Net Assets	Net Asset Value per Share	Shares Outstanding
Pro Forma Adjustment
Class A*	$ 1,443,413		(536,539)
Class B*	(1,461,158)		(112,215)
Class C*	(5,839)		(277,302)
Class I*	(1,416)		(54,670)
Total	$ (25,000)		(980,726)

Pro Forma Combined After Reorganization
Class A	$1,459,590,263	$25.43	57,387,956
Class C	247,228,654	24.32	10,166,739
Class I	4,174,806,505	27.51	151,729,973
Class R	207,664,376	25.06	8,285,984
Class R6	207,855,408	27.55	7,545,438
Total	$6,297,145,206		235,116,090

*  Horizon Growth Fund will bear the expenses of the Reorganization including those as described in “How Will Proxies be Solicited and Tabulated?” below.